Exhibit 99.1

Goldcorp holds annual Investor Day; supplemental feed system commissioned at Peñasquito

Toronto Stock Exchange: G
New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, March 28, 2012 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) will host its annual Investor Day on Thursday, March 29, 2012 at 8:00am EDT. The senior management team will discuss details of the mines and projects that are expected to drive 70% growth in gold production over the next five years.  A live and archived webcast will be available at www.goldcorp.com.

At the Company's flagship Peñasquito mine in Zacatecas, Mexico, the High Pressure Grinding Roll ("HPGR") supplemental feed system has now been successfully commissioned, positioning the mine to achieve its design processing capacity. Peñasquito remains on track to achieve 2012 production guidance of 425,000 ounces of gold, 26 million ounces of silver, 400 million pounds of zinc and 180 million pounds of lead.

As expected, plant throughput during the first quarter of 2012 has been affected by the tie-in and commissioning of the HPGR system and planned milling circuit maintenance.  Throughput has averaged over 110,000 tonnes per day over the last three weeks including record throughput of 143,000 tonnes on March 13. Activities at Peñasquito over the balance of 2012 will focus on further optimization of the processing line.

"The Peñasquito team has done a tremendous job and I would like to thank them all for their hard work in completing this final step in achieving the design capacity," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "As the mine continues to ramp up through 2012 it is expected to be Goldcorp's single largest contributor of cash flow, providing significant value to our shareholders."

The Company is also expected to provide development progress updates at its portfolio of high-quality gold projects.  New projects will make significant contributions to Goldcorp's leading growth profile, with expected first gold production from new projects as follows: the Pueblo Viejo joint venture in mid-2012; Cerro Negro in the second half of 2013; Cochenour, Éléonore and Camino Rojo in late 2014; and El Morro in 2017.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongs others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:02e 28-MAR-12